25002334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68460

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAY 08 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Crewe Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

650 S Main Street - Suite 777
(No. and Street)

Salt Lake City	UT	84101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert King, FINOP	917-353-4293	king@crewecapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert King, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Crewe Capital, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Subscribed and Sworn to before Me On 15th day of April 2025

Notary Public

Notarized online using audio-video communication

Vagan Sadoian
Online Notary Public
State of New York
Queens County
Commission #: 01SA0006404
Commission Expires: 04/26/2027

Signature:

Title: FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CREWE CAPITAL, LLC
(SEC I.D. No. 8-68460)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2024

(Including Report of Independent Registered Public Accounting Firm)

Ferrara CPA
Certified Public Accountant
100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-540-1751

Report of Independent Registered Public Accounting Firm

To: The Members'
Crewe Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Crewe Capital, LLC as of December 31, 2024, and the related statements of income, changes in members' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Crewe Capital, LLC as of December 31, 2024 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crewe Capital, LLC's management. My responsibility is to express an opinion on Crewe Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Crewe Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 *(exemption)* has been subjected to audit procedures performed in conjunction with the audit of Crewe Capital, LLC's financial statements.

The supplemental information is the responsibility of Crewe Capital, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Crewe Capital, LLC's auditor since 2024.

Ferrara CPA
Hamilton Square, New Jersey
April 14, 2025

CREWE CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Current Assets	
Cash	$ 852,303
Accounts receivable	226,982
Prepaid Expenses	151,977
Other receivable	160
Current Assets	1,231,422
Fixed Assets	
Office equipment	476,582
Leasehold improvements	76,805
Automobile	152,176
Less: Accumulated depreciation and amortization	(199,938)
	505,625
Goodwill	30,867
Escrow receivable	53,768
Marketable securities	49,361
Restricted stock, at cost	11,250
Operating lease right-of-use asset	1,023,251
Membership minority interest, not readily marketable (Level II, at cost)	1,317,073
Security owned at fair value	5,460
Prefered stock, not readily marketable *(Level III, at cost)*	50,014
Artwork	33,508
Security deposit	29,333
Total Assets	$ 4,340,932

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accounts payable and accrued expenses	$ 40,046
Lease liability - current	74,216
Note payable - current	27,088
Other payable	10,460
Total Current Liabilities	151,810
Lease liability	1,047,910
Note payable	62,313
Total Liabilities	1,262,033
Commitments and Contingencies (Note 7)	
Members' Equity	3,078,899
Total Liabilities & Members' Equity	$ 4,340,932

See accompanying notes.

CREWE CAPITAL, LLC

STATEMENT OF INCOME

Year Ended December 31, 2024

Revenues	
Securities related fees	$ 5,784,708
Consulting & other fees	1,049,283
Gain on investment	2,431,122
Interest & dividend income	3,183
Unrealized loss	(2,359)
Total revenue	9,265,937
Expenses	
Salaries & compensation	3,967,503
Design & promotional related	75,101
Occupancy	108,193
Automobile	3,541
Insurance	100,278
Legal & professional fees	140,339
Travel meals & entertainment expense	84,592
Technology & data communications	49,009
Compliance	34,509
Depreciation & amortization	90,391
Interest expense	50,184
General & administrative	89,592
Bad debt	55,000
Total expenses	4,848,232
Net Income	$ 4,417,705

See accompanying notes.

CREWE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2024

	Amount
Balance at December 31, 2023	$ 1,053,031
Distributions to members	(2,391,837)
Net Income	4,417,705
Balance at December 31, 2023	$ 3,078,899

See accompanying notes.

CREWE CAPITAL, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 4,417,705
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	90,391
Unrealized loss	2,359
Lease amortization	72,906
Unrealized gain	(1,100,593)
(Increase) Decrease in Operating Assets:	
Accounts receivable	(205,873)
Prepaid expenses	(95,191)
Escrow receivable	(53,768)
Other receivable	(160)
Increase (Decrease) in Operating Liabilities:	
Accounts payable	(113,293)
Other payable	10,460
Net cash provided by operating activities	3,024,943
Cash Flows From Investing Activities	
Purchase fixed assets	(25,556)
Leasehold improvements	(183,046)
Investments purchased	(49,971)
Restricted stock purchased	(1,313,073)
Restricted stock proceeds	1,310,281
Net cash used in investing activities	(261,365)
Cash Flows From Financing Activities	
Distributions	(2,391,837)
Principal payment note payable	(25,264)
Net cash used in financing activities	(2,417,101)
Net increase in cash	346,477
Cash at Beginning of Year	505,826
Cash at End of Year	$ 852,303
Supplemental Cash Flows Disclosures	
Cash paid for income taxes	$ -
Cash paid for interest	$ 7,216

See accompanying notes.

1 Organization and Nature of Business

Crewe Capital, LLC (the Company), formerly Five Prime Advisors, LLC, is a privately held partnership formed in New York in 2003 for the purpose of providing investment banking, securities, valuation, and mergers & acquisitions services to a diversified client base. In September 2011, the Company obtained from the Financial Industry Regulatory Authority (FINRA) approval to conduct a securities business as broker-dealer ("BD").

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2024. Cash is held at a financial institution and is insured by the Federal Deposit Insurance Corporation up to $250,000.

(d) Accounts Receivable

Accounts receivable primarily consist of amounts due from clients for services rendered in connection with private placements of securities and other related consulting services. These receivables are generally due within 30 days and are not subject to significant credit risk, as the Company's clients primarily include entities with established credit profiles.

<u>Current Expected Credit Losses (CECL)</u>
The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.

Current Expected Credit Losses (CECL)-*continued*
Under the accounting update, the Company can determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). For certain financial assets measured at cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. The Company identified receivables as impacted by the new guidance. The Company's conclusion that an allowance for credit losses was not required is based on the Corporation's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with placement and consulting fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2024, an allowance for credit losses was not considered necessary. Accounts receivable are not collateralized.

(e) Fixed Asset and Artwork

Fixed assets are stated at cost, and are depreciated on a straight-line basis over there estimated useful life. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of assets (if any) are included in income.

Works of Art are stated at cost and are not being depreciated as it is not expected to decrease in value. Costs of acquisition (if any) are expensed.

(f) Revenue Recognition - Contracts with Customers

The Company provides securities and consulting services and recognizes revenue from those services in accordance with FASB ASC Topic 606 *Revenue from Contracts with Customers* that is when the contracts identified performance obligations have been satisfied. The guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant judgments:
Revenue from contracts with customers includes consulting and fees from investment banking services as discussed in Note 1 above. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified;

Significant judgments:
when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Success fees:
The Company earns revenue by way of transaction success fees that are recognized at the point in time that performance under the arrangement is completed generally the closing date. The Company has determined that this date is the appropriate point in time to recognize revenue for success fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Payment for all services is due upon closing in accordance with the terms of the Agreements.

Consulting fees:
The Company provides consulting services on mergers and acquisitions. Revenue for consulting arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

There were no unsatisfied performance obligations at December 31, 2024.

(g) Income Taxes

The Company is treated as a partnership for federal income tax purposes Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the members are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the members could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2024. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2020.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2024.

(h) Advertising and Marketing

Advertising and marketing costs of $75,101 are expensed as incurred.

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

(j) Fair Value Hierarchy - continued

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

(k) Recently Issues Accounting Pronouncements

Management has assessed the potential impact of accounting standards that have been issued, but are yet effective, and have determined that no such standards are expected to have a material impact to the financial statements.

3 Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2024, the Company had net capital of $746,088 which was $736,761 in excess of its required minimum net capital of $9,327. The Company had an AI/NC ratio of 0.1875 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant Footnote 74 of SEC Release 34-70073.

4 Leasing Activity

The Company conducts its operations from facilities that are leased for $9,157 per month through July 2024 with yearly increase thereafter through April 2035 under a non-cancellable sub-lease in Salt Lake City, UT. There is an option to extend the lease for two consecutive lease extension terms of five years each beyond the original expiration date. The Organization elected to use the risk-free rate of return as the discount rate for its leases, unless an interest rate is implicit in the lease agreement. The discount rate used was 3.75% ten year US Treasury rate, which is the risk-free rate of return at the renewal of this lease.

The related asset and liability are identified as operating lease right-of-use assets and operating lease liabilities in the accompanying financial statements. Rent expense for the year ended December 31, 2023 was $82,031 of which $51,031 relates to the operating lease liability.

4 Leasing Activity - *continued*

The maturities of lease liabilities as of December 31, 2024 were as follows:

Year ending December 31,	
2025	$ 114,598
2026	118,036
2027	121,577
2028	125,244
Thereafter	885,007
Total lease payments	1,364,462
Less interest	(245,813)
Present value of lease payments	$ 1,118,649

The Company also rents an office in New York City, New York on a month-to-month basis.

5 Concentrations and Economic Dependency

The Company's revenues are related to consulting and/or investment banking fees as discussed in Note 2 above. There is no assurance of future revenues from such fees. However, management believes it has sufficient contacts in place to support operations for the foreseeable future.

Four customers accounted for approximately 86.0% revenue

The Company maintains its cash at a financial institutions in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2024 and does not believe there is any significant credit risk with respect to these deposits. As of December 31, 2024 there was an uninsured cash balance of $550,130.

6 Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2024 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2024 or during the year then ended.

8 Note Payable

The note is payable in monthly installments of principal and interest in the amount of $2,707, bears interest at the rate of 6.99% and is secured by an automobile. Principal maturities are as follows: 2025 - $27,088; - 2026 - $29,043; - 2027 - $31,139; 2028 - $2,131.

9 Related Party Transactions

Crewe Holdings, LLC, the majority member of Crewe Capital, LLC ("Capital") owns 8.9% of Crewe Advisors, LLC ("Advisors"), an SEC registered investment advisor. At times Capital may receive fees from Advisors for referrals that result in a placement fee relationship with Advisors. There were no significant transactions between Advisors and Capital during the year.

10 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2024 the Company had implemented such policies and procedures.

11 Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, providing a variety of investment banking services, such as mergers and acquistions, and other related consulting services, all within one line of business. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

12 Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through April 14, 2025 the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
As of December 31, 2024

CREWE CAPITAL, LLC
NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
December 31, 2024

Schedule I

NET CAPITAL

Assets	$ 4,340,932
Less Liabilities	(1,262,033)
Total Ownership Equity	3,078,899
Less Non Allowables	(3,448,992)
Add: Non AI liabilities	1,122,126
TNC Before Haircuts & Undue Concentration	752,033
Less Haircuts	(5,945)
Less Undue Concentration	0
NET CAPITAL	746,088
Minimum Required Net Capital	9,327
Excess Net Capital	$ 736,761
AI/NC Ratio	0.1875
Non A.I. Liabilities	1,122,126

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2024)

Net Capital, as reported in Company's Part II unaudited Focus Report	$ 746,088
Net Capital, per above	746,088
Difference	$ -

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2024.

Crewe Capital, LLC

Computation for Determination of Reserve Requirements and Information

Relating to Possession or Control Requirements Under Rule 15c3-3 of the

Securities and Exchange Act of 1934

SCHEDULE II

YEAR ENDED December 31, 2024

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

Ferrara CPA

Certified Public Accountant

100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members
Crewe Capital, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Crewe Capital, LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to effecting securities transactions via subscriptions (private placements) on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2024. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
April 14, 2025

Crewe Capital, LLC

Exemption Statement pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2024

<u>Crewe Capital, LLC Exemption Statement</u>

Crewe Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: effecting securities transactions via subscriptions (private placements) on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Crewe Capital, LLC

I, Robert King, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

Robert S. King, ABV Digitally signed by Robert S. King, ABV Date: 2025.04.15

By: ______________________

Robert King, FINOP